NO ACT

IC
1-5-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Marie L. Gibson
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-3-11

Re: Mylan Inc.
Incoming letter dated January 5, 2011

Dear Ms. Gibson:

This is in response to your letter dated January 5, 2011 concerning the shareholder proposal submitted to Mylan by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

February 3, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mylan Inc.
Incoming letter dated January 5, 2011

The proposal relates to the chairman of the board.

There appears to be some basis for your view that Mylan may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Mylan's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date it submitted the proposal as required by rule 14a-8(b). We further note that the documentary support that the proponent provided does not affirmatively state that the proponent owns securities in the company. Accordingly, we will not recommend enforcement action to the Commission if Mylan omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

January 5, 2011

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Mylan Inc. - 2011 Annual Meeting Omission of Shareholder Proposal of the Sheet Metal Workers' National Pension Fund

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Mylan Inc., a Pennsylvania corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and a supporting statement (the "Proposal") from the Sheet Metal Workers' National Pension Fund (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2011 annual meeting of shareholders (the "2011 proxy materials"). The Company requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the Proposal from the 2011 proxy materials.

In accordance with Division of Corporation Finance: Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter and its attachments are being submitted by email to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and attachments are being sent to the Proponent as notice of the Company's intent to omit the Proposal from the 2011 proxy materials. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or facsimile to the Company only.

Rule 14a-8(k) and SLB 14D provide that a shareholder Proponent is required to send companies a copy of any correspondence that the Proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal.

The Proposal asks that the board of directors of the Company adopt a policy requiring the board's chairman to be an independent director who has not previously served as an executive officer of the Company.

II. Basis for Exclusion.

The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be excluded from the 2011 proxy materials because the Proponent failed to establish Proponent's eligibility to submit the Proposal in accordance with Rule 14a-8(b).

III. Factual Background.

On December 6, 2010, the Company received the Proposal by facsimile transmission. Accompanying the Proposal was a cover letter dated December 6, 2010 ("December 6 Letter"). The Proposal, the cover letter and the facsimile transmittal sheet are attached hereto as Exhibit A.

Proponent's submission did not include documentation establishing that Proponent had met the eligibility requirements of Rule 14a-8(b)(1). In the December 6 Letter, Proponent stated that it "is the beneficial owner of approximately 8,790 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission" and that "[t]he record holder of the stock will provide the appropriate verification of [Proponent's] beneficial ownership by separate letter." After determining that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on December 9, 2010 the Company's counsel sent a letter to the Proponent via facsimile and overnight delivery (the "Deficiency Notice") requesting a written statement from the record owners of the shares that Proponent beneficially owns verifying Proponent's continuous ownership of such stock for the applicable one-year period. The Deficiency Notice advised

Proponent that such written statement had to be submitted to the Company within 14 days of the Proponent's receipt of such letter and included a copy of Rule 14a-8(b). A copy of the Deficiency Notice is attached hereto as Exhibit B.

A representative for BNY Mellon Asset Servicing sent a letter to company dated December 17, 2010 (the "Response Letter") purporting to verify that Proponent has been the beneficial owner of at least one percent of $2,000 in market value of the Company's stock and that proponent has held such securities continuously for at least one year. As evidence of this assertion, BNY Mellon attached holdings reports dated November 30, 2009 and November 30, 2010, showing the number and dollar value of Company's securities held by Proponent on both those dates. A copy of the Response Letter and attachments are attached hereto as Exhibit C.

IV. The Company May Omit The Proposal From the 2011 Proxy Materials Under Rule 14a-f, Because The Proponent Failed To Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal, for at least one year prior to the date the proposal is submitted and must state that it intends to continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, the proponent must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

Section C.1.c. (3) of Division of Corporate Finance: Staff Legal Bulletin No. 14 (July 13, 1001), reproduced below, demonstrates the requirement for specific evidence of a proponent's continuous ownership:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The defect in the Response Letter is the exact same defect described and fatal to the sufficient demonstration of continuous ownership in the example above. Although Proponent timely sent the Response Letter to the Company, the Response Letter fails to satisfy the requirements of Rule 14a-8(b). Pursuant to such rule, the Proponent was required to submit a written statement from the record holder of Proponent's shares, verifying Proponent's continuous ownership of the requisite shares from December 6, 2009 (one year prior to the date of the submission) through December 6, 2010 (the date of the submission). As shown above, the Response Letter shows that Proponent held company shares as of November 30, 2009 and as of November 30, 2010, and purports to show transactions in the account between those dates. However, the Response Letter fails to demonstrate continuous ownership for a period of one year as of the date that Proponent submitted the Proposal, because it does not establish that Proponent held Company shares for the period between November 30, 2010 and December 6, 2010.

The Staff has consistently taken followed the principle demonstrated in the above example. *See Hewlett-Packard Company* (July 28, 2010) (concurring with the exclusion of a stockholder proposal where the proposal was submitted on June 1, 2010 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending May 28, 2010); *also see Union Pacific Corp.* (March 5, 2010) (concurring with the exclusion of a stockholder proposal where the proposal was submitted on November 19, 2010 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 17, 2010).

There is no requirement that a company receiving a proposal notify a proponent of any deficiencies in the proponent's response to the notification required under Rule 14a-8(f). Company is not required to provide any further notice of defect to Proponent, and any further verification Proponent might now submit would be untimely under the Commission's rules.

V. Conclusion.

For the reasons stated above, the Company believes that the Proposal may be omitted from the 2011 proxy materials, because the Proponent failed to properly evidence Proponent's eligibility under Rule 14a-8(b). Accordingly, the Company respectfully requests the concurrence of the Staff that it would not recommend enforcement action against the Company if the Company omits the proposal in its entirety from the 2011 proxy materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should the Staff desire any additional information in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (212) 735-3207.

Very truly yours,

Marie L. Gibson

Marie L. Gibson

cc: Kenneth Colombo, Corporate Governance Advisor, Sheet Metal Workers' National Pension Fund
Joseph F. Haggerty, Esq., Senior Vice President, Global General Counsel, Mylan Inc.
Craig Rosenberg, Proxy Vote Plus

EXHIBIT A

SHEET METAL WORKERS' NATIONAL PENSION FUND



FACSIMILE TRANSMITTAL SHEET

TO: JOSEPH F. HAGGERTY Corporate Secretary	FROM: KENNETH COLOMBO
COMPANY: Mylan Inc.	DATE: DECEMBER 6, 2010
FAX NUMBER: 724-514-1871	TOTAL NO. OF PAGES INCLUDING COVER: 4
PHONE NUMBER:	CC: Craig Rosenberg (847) 205-0293
RE: Shareholder Resolution	

☒ ***URGENT*** ☐ PLEASE COMMENT ☐ PLEASE REPLY

NOTES/COMMENTS:

601 N. FAIRFAX STREET, SUITE 500,
ALEXANDRIA, VA 22314
(703)739-7000 OR
(703) 683-0932 FAX

SHEET METAL WORKERS' NATIONAL PENSION FUND



[Sent via 724-514-1871 and via UPS]

December 6, 2010

Joseph F. Haggerty
Corporate Secretary, Mylan Inc.
1500 Corporate Drive
Canonsburg Pennsylvania, 15317

Re: Separation of Chair and CEO Proposal

Mr. Haggerty

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Mylan Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses our companies Chairman and CEO position. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 8,790 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND



If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Independent Chairman of the Board

RESOLVED: That stockholders of Mylan Inc. ("the Company") ask the board of directors to adopt a policy that the board's chairman be an independent director who has not previously served as an executive officer of Mylan. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

Supporting Statement

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently at our Company Robert J. Coury holds both the positions of Chairman of the Board and CEO. We believe that this current scheme may not adequately protect shareholders.

Shareholders require an independent leader to ensure that management acts strictly in the best interests of the Company. By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board of Directors. Accordingly, we believe that having an independent director serve as Chairman can help ensure the objective functioning of an effective Board.

As a long-term shareholder of our Company, we believe that ensuring that the Chairman of the Board of our Company is independent, will enhance Board leadership at the Company, and protect shareholders from future management actions that can harm shareholders. Other corporate governance experts agree. As a Commission of The Conference Board recently stated, "The ultimate responsibility for good corporate governance rests with the board of directors. Only a strong, diligent and independent board that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of shareowners as well as other constituencies are being properly served."

We believe that the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote FOR this proposal.

EXHIBIT B

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
212-735-3207
DIRECT FAX
917-777-3207
EMAIL ADDRESS
MARIE.GIBSON@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
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December 9, 2010

VIA FAX AND OVERNIGHT DELIVERY

Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, Virginia 22314
Attn: Mr. Kenneth Colombo
Corporate Governance Advisor

Dear Mr. Colombo:

I am writing on behalf of our client, Mylan Inc., a Pennsylvania corporation (the "Company"), in connection with the letter dated December 6, 2010 (the "Proposal Letter") sent by the Sheet Metal Workers' National Pension Fund (the "Fund") to Mr. Joseph F. Haggerty, the Company's Corporate Secretary. The Proposal Letter was accompanied by a proposal (the "Proposal") submitted by the Fund pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2011 Annual Meeting of Shareholders (the "Annual Meeting"). The Proposal Letter and the Proposal were received by the Company by fax on December 6, 2010.

I am notifying you on behalf of the Company that the Fund's submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), the Fund must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year prior to its submission of the Proposal. According to the Company's records, the Fund is not a record holder of its stock. As a result, Rule 14a-8(b)(2)(i) requires the Fund to submit to the Company a written statement from the record owner of the shares the Fund beneficially owns verifying the Fund's continuous ownership of such stock for the applicable one-year period.

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that you furnish to the Company, within fourteen (14) calendar days of your receipt of this letter, the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) as described above. For your convenience, a copy of Rule 14a-8(b) is enclosed with this letter.

If within the required 14-calendar day period, you do not furnish to the Company the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) from the record owner of the shares the Fund beneficially owns, we believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Very truly yours,

Marie L. Gibson

Enclosure

cc: Joseph F. Haggerty, Esq., Senior Vice President, Global General Counsel, Mylan Inc.
Mr. Craig Rosenberg, ProxyVote Plus

Rule 14a-8(b)

* * *

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * *

EXHIBIT C


BNY MELLON
ASSET SERVICING

December 17, 2010

Mr. Ken Colombo
Sheet Metal Workers National Pension Fund
Edward F. Carlough Plaza
601 North Fairfax St
Suite 500
Alexandria, VA 22314-2075

RE: Mylan Inc.
BNY Mellon Account: *** FISMA & OMB Memorandum M-07-16 ***
CUSIP: 628530107

Dear Mr. Colombo:

In order to verify that the SMWNPF has been the beneficial owner of at least one percent or $2,000 in market value of Mylan, Inc. common stock (CUSIP 628530107) and that the Fund has continuously held the securities for at least one year, I have enclosed

- Holdings report for 11/30/09
- Holdings report for 11/30/10
- Transaction report for CUSIP 628530107 for 12/1/09 though 11/30/10

If you need more information, please let me know. I can be reached at 412-234-0264 or via email at jana.lyons@bnymellon.com.

Sincerely,

Jana Lyons
Vice President

cc via UPS: Joseph F. Haggerty, Mylan, Inc.

500 Grant Street, BNY Mellon Center, Suite 0625, Pittsburgh, PA 15258
T 412 234 4100 www.bnymellon.com

Pages 17 through 19 redacted for the following reasons:

\- -

*** FISMA & OMB Memorandum M-07-16 ***